Exhibit 99.32

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Responds to Recent News Articles Regarding NRC
Comments on Colorado Licensing Procedures

Toronto, Ontario – March 15, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) has learned of several news stories that have been published recently about our Piñon Ridge Uranium and Vanadium Mill, proposed for Western Colorado. The Company wishes to clarify the facts and address any misleading statements in the media.

The NRC recently sent two letters inquiring into the State of Colorado’s public hearing process for the licensing of uranium mills. The NRC indicated that Colorado’s laws and regulations may not be consistent with federal procedures as it relates to public involvement. Colorado and the Company vigorously dispute this contention. In addition, the NRC mistakenly indicates that Colorado has agreed to hold another public hearing on the matter. Colorado has not agreed to any such course of action.

Colorado is an “Agreement State” whereby the sole authority for the licensing of uranium mills was granted to the state by the NRC itself, and continues to reside with Colorado. The NRC has no jurisdiction or authority to issue, amend, or revoke mill licenses in Colorado, including the license for Piñon Ridge. The NRC’s primary remedy is to work with Colorado to correct any perceived deficiencies in Colorado’s laws and regulations.While the Company and Colorado dispute that any deficiencies exist, these corrections would only apply to future radioactive materials licenses issued by Colorado, and not past actions like the approval of the Piñon Ridge Mill.

According to an article in the Telluride Watch, NRC spokesman David McIntyre “dismissed concerns that the NRC might intervene in the mill’s approval process and ‘take over’ ….” McIntyre continued, “[w]e don’t intend to intervene or overturn [the] decision.”

In conclusion, very little has actually changed on the licensing of the Piñon Ridge Mill. The license remains in full force and effect. The State of Colorado and Energy Fuels continue to vigorously defend the license in State District Court.

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company also received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The mill will be the first uranium mill constructed in the United States in over 30 years.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, Energy Fuels Resources Corporation, Titan Uranium Inc., and Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com